Rad Intelligence

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Innovation Comm - SVB checking	4,729.06
Rad Tech, Inc - 53 Checking	84.50
Rad Tech, Inc - 53 Money Market	100,638.04
SVB - Rad Tech Business Checking	3,066.53
SVB - Secured Card collateral account	5,000.00
Total Bank Accounts	**$113,518.13**
Accounts Receivable	
Accounts Receivable (A/R)	15,750.00
Total Accounts Receivable	**$15,750.00**
Other Current Assets	
Employee Loan Receivable	34,657.95
Prepaid Expenses	
Prepaid Sales Commission	15,000.00
Security Deposits	5,563.07
Total Prepaid Expenses	**20,563.07**
Total Other Current Assets	**$55,221.02**
Total Current Assets	**$184,489.15**
Fixed Assets	
Fixed Asset Computers	7,385.79
Accumulated Depreciation-Computers	-7,385.79
Total Fixed Asset Computers	**0.00**
Fixed Asset Furniture	784.21
Accumulated Depreciation-Furniture	-784.21
Total Fixed Asset Furniture	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Intercompany Adjustment	0.00
Investments	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$184,489.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	34,418.30
Total Accounts Payable	**$34,418.30**
Credit Cards	
SVB Secured Credit Card	2,617.04
Total Credit Cards	**$2,617.04**

	TOTAL
Other Current Liabilities	
Accrued Liabilities	0.00
Deferred Revenue	0.00
Loan Payable	13,539.05
Total Other Current Liabilities	**$13,539.05**
Total Current Liabilities	**$50,574.39**
Total Liabilities	**$50,574.39**
Equity	
Owner's Investment	500,000.00
Retained Earnings	
Net Income	-366,085.24
Total Equity	**$133,914.76**
TOTAL LIABILITIES AND EQUITY	**$184,489.15**